[Letterhead of Clifford Chance US LLP]

August 30, 2011

VIA EDGAR

Ms. Erin Martin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Post-Effective	Amendment No. 10 to Registration Statement on Form S-11
filed	August 22, 2011
Registration	No. 333-152653

Dear Ms. Martin:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), and in accordance with our conversation with you regarding the Company’s Post-Effective Amendment No. 10 to the Registration Statement on Form S-11 (the “Registration Statement”), we supplementally advise you that the Company has omitted certain undertakings applicable only to offerings subject to Securities Act Industry Guide 5 (“Guide 5”) in its Registration Statement relating to its current follow-on public offering.

The Company terminated its initial public offering effective as of the close of business on January 29, 2009 and the registration statement relating to its follow-on public offering was declared effective on January 30, 2009. As of June 30, 2011, the Company had total assets of $2,168,912,000. Therefore, the Company is not a “blind pool.” As a result, prospective shareholders in the current follow-on public offering have had access to much more information regarding the nature and performance of the Company’s real estate investments than is the case with a blind pool offering and, therefore, the need for certain of the undertakings prescribed by Guide 5 is significantly diminished. Consistent with the staff’s practice in comparable circumstances involving follow-on public offerings by real estate investment trusts that have been subject to Guide 5 in connection with their initial public offerings, the Company believes that its follow-on public offering pursuant to the registration statement under review is not subject to Guide 5 and is therefore not required to include the undertaking requirements prescribed in Guide 5.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 212-878-3268.

Very truly yours,

By:	/s/ Kristina V. Fink
Kristina V. Fink

cc:	Mr. Jack A. Cuneo

Mr. Philip L. Kianka

Mr. Hugh S. O’Beirne, Esq.

Mr. Jason D. Myers, Esq.